Filed Pursuant to Rule 424(b)(7)

Registration No. 333-140498

Supplement No. 3

(To Prospectus dated February 7, 2007, Prospectus Supplement No. 1 dated February 12, 2007 and Prospectus Supplement No. 2 dated February 27, 2007)

3,233,464 Shares

Google Inc.

Class A Common Stock

SELLING STOCKHOLDERS

This prospectus supplement updates and amends certain information contained in the prospectus dated February 7, 2007, as supplemented by the prospectus supplement No. 1 dated February 12, 2007 and the prospectus supplement No. 2 dated February 27, 2007 (together, the “prospectus”), covering resale by selling stockholders of 3,233,464 shares of Class A common stock. This prospectus supplement is not complete without, and may not be utilized except in connection with, the accompanying prospectus, including any amendments or supplements thereto.

Investing in our securities involves risk. You should carefully consider the risks described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K filed on March 1, 2007 (which document is incorporated by reference herein), as well as the other information contained or incorporated by reference in the prospectus before making a decision to invest in our securities.

Neither the Securities Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 13, 2007

The information in the table appearing under the caption “Selling Stockholders” in the prospectus dated February 7, 2007, as supplemented by the prospectus supplement No. 1 dated February 12, 2007 and the prospectus supplement No. 2 dated February 27, 2007, is modified by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superseding the information with respect to persons previously listed in the prospectus or in any amendments or supplements thereto with the information that is set forth below.

SELLING STOCKHOLDERS

Name of Selling Stockholder	Prior To The Offering*[1]		Number of shares of Class A common stock being registered for resale[2]	After the offering (assuming all shares of Class A common stock being offered are sold)
	Number of shares of Class A common stock beneficially owned	Percent of shares of Class A common stock outstanding		Number of shares of Class A common stock beneficially owned	Percent of shares of Class A common stock outstanding
Sequoia Capital Transferees:[3,4,5]

Mark Dempster Partnership II6	157	*	157	—	*

Mark Todd Dempster and Kimberly N. Dempster, trustees of the Mark and Kimberly Dempster Trust, dated 12/3/99[7]	996	*	996	—	*

The Wellcome Trust Ltd. as Trustee of the Wellcome Trust[8]	106,175	*	19,845	86,330	*

The San Francisco Symphony[9]	2,300	*	2,300	—	*

*	Represents less than 1% of the total aggregate amount of shares of Class A common stock outstanding as of February 23, 2007.
[1]

The amounts set forth in this column include the shares of Class A common stock beneficially owned by each selling stockholder as of approximately March 15, 2007 (including options that are currently exercisable or will become exercisable within sixty days thereof).

[2]

The amounts set forth in this column are the numbers of shares of Class A common stock that may be offered by each selling stockholder using this prospectus supplement. These amounts do not represent any other shares of Class A common stock that the selling stockholders may own beneficially or otherwise.

[3]

Sequoia Capital XI, L.P., Sequoia Capital XI Principals Fund and Sequoia Technology Partners XI, which are identified as selling stockholders in the prospectus dated February 7, 2007 (collectively, “Sequoia Capital”), have informed us that they have distributed and/or plan to distribute shares of Class A common stock to their investors and employees. This table lists those of such transferees who were not previously listed in the prospectus or in any amendments or supplements thereto and who were made known to us based upon written representations from the selling stockholders, and for those of such transferees previously listed in the prospectus or in any amendments or supplements thereto, this table supersedes information listed in the prospectus or in any amendments or supplements thereto for such selling stockholders.

[4]

During the last three years, Sequoia Capital VIII, an affiliated fund of Sequoia Capital, has held a greater than 10% interest in Google Inc. Additionally, Michael J. Moritz, a managing member of Sequoia Capital’s general partner, SC XI Management, LLC, is a member of Google Inc.’s Board of Directors.

[5]

This category includes selling stockholders who have received or will receive the shares of Class A common stock distributed by Sequoia Capital to its investors and employees. Unless otherwise noted, the amounts reflected in this category do not include any other shares of Class A common stock that such selling stockholders may be deemed to beneficially own as a result of their affiliation with or investment in Sequoia Capital.

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[6]	Mark T. Dempster as Managing Partner exercises dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.
[7]	Mark T. Dempster and Kimberly N. Dempster as trustees exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.
[8]

The Wellcome Trust Ltd. as Trustee of the Wellcome Trust (“The Wellcome Trust”) is listed as a selling stockholder under the category “Sequoia Capital XI, L.P. Transferees” in the prospectus supplement No. 2 dated February 27, 2007. On April 4, 2007, The Wellcome Trust acquired an additional limited partner interest in Sequoia Capital XI, L.P. from CDB Web Tech International LP, who is listed as a selling stockholder in the prospectus dated February 7, 2007. The acquisition resulted in an increase of 7,216 shares of Class A common stock being registered for resale by The Wellcome Trust. Bonnie Maher as Distribution Manager at T. Rowe Price Associates, Inc. exercises dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.

[9]

The San Francisco Symphony is listed as a selling stockholder under the category “Sequoia Capital XI, L.P. Transferees” in the prospectus dated February 7, 2007. John P. Rohal and Venetta S. Rohal as Co-Trustees of the John and Venetta Rohal Trust under Agreement Dated 5/21/2001 (“The Rohal Trust”) plans to donate 600 shares of Class A common stock to the San Francisco Symphony. The Rohal Trust is a limited partner of Artis Microcap Fund, L.P. (“Artis”), who is listed as a selling stockholder in the prospectus dated February 7, 2007, and received the 600 shares of Class A common stock in a distribution from Artis on approximately March 30, 2007. As of approximately March 15, 2007, The Rohal Trust did not beneficially own any other shares of Class A common stock. The donation resulted in an increase of 600 shares of Class A common stock being registered for resale by the San Francisco Symphony. Brent Assink as Executive Director and Mark A. Koenig as Chief Financial Officer exercise dispositive power over the shares of Class A common stock being registered for resale in this prospectus supplement.

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